Successful first half of 2008/2009:

# HORNBACH extends lead over competition

- Significant growth in sales and earnings
- Consolidated sales up by 6.7% – Like-for-like sales growth in Germany and abroad – Disproportionate earnings growth
- New HORNBACH locations in Sweden and Rumania

**Frankfurt, September 30, 2008. The HORNBACH Group, one of Europe's largest operators of DIY stores and garden centers, has reported a successful first half to its 2008/2009 financial year (March 1 to August 31, 2008). Net sales at the overall HORNBACH HOLDING AG Group rose by 6.7 % to € 1.526 billion (previous year: € 1.429bn). At the largest subgroup, HORNBACH-Baumarkt-AG, sales also rose by 6.7% to reach € 1.439 billion (previous year: € 1.349bn). Thanks in particular to the growth momentum at German stores, like-for-like sales at the DIY megastores with garden centers (excluding newly opened stores) improved by 1.9% in the second quarter. Key earnings figures showed substantially stronger growth than sales in the first half of the financial year, with operating earnings (EBIT) at the overall HORNBACH HOLDING AG Group jumping from € 86 million to € 142 million.**

"We are entirely satisfied with our performance in the first half", commented Albrecht Hornbach, Chairman of the Board of Management of HORNBACH HOLDING AG, to journalists in Frankfurt am Main on Tuesday. "We are especially pleased by the like-for-like sales growth of 1.7% reported for Germany, which benefited in particular from strong growth of 2.8% in the second quarter. This means that we are well ahead of the sector average this year as well." For Albrecht Hornbach, this provides "clear evidence that our concept of project-based DIY stores is the right one." By focusing on the high quality of its product range, professional advice and permanently low prices, HORNBACH had won the respect of home improvement enthusiasts and professional tradesmen alike and had extended its lead over the competition. "This shows that by implementing the right strategy, it is possible to successfully sidestep the sluggishness of the overall retail sector", he added.

The HORNBACH Group can report a highly positive earnings performance. Operating earnings (EBIT) at the overall HORNBACH HOLDING AG Group surged by 64.6% to € 141.9 million in the first half (previous year: € 86.2m). Consolidated earnings before taxes jumped by 78.9% to € 124.8 million (previous year: € 69.8m). Basic earnings per preference share are reported at € 9.76 (previous year: € 6.27).

At the HORNBACH-Baumarkt-AG subgroup, which operates the DIY megastores with garden centers, operating earnings (EBIT) rose by 58.3% to € 114.4 million (previous year: € 72.2m). Consolidated earnings before taxes increased by 70.3% to € 105.4 million (previous year: € 61.9m), while basic earnings per Baumarkt share amounted to € 5.03 (previous year: € 3.32).

HORNBACH will be opening up to five new DIY megastores with garden centers in the current financial year. The first location in Stockholm and a second outlet in Bucharest were launched with great success in July already. Preparations for new stores in Hamburg, Biel (Switzerland) and Braşov (Rumania) are now progressing at full steam.

HORNBACH currently operates 127 DIY megastores with garden centers in nine European countries. The average sales area per store amounts to just under 11,200 square meters. Germany accounts for 91 locations. The international stores are located in Austria (11), the Netherlands (8), the Czech Republic (6), Switzerland and Sweden (3 each), Slovakia and Rumania (2 each) and Luxembourg (1).

**Optimistic outlook for the overall 2008/2009 financial year**

Regardless of the general economic slowdown, Albrecht Hornbach remains optimistic with regard to the financial year as a whole. "There is a great backlog of housing modernization and renovation work in Germany and across Europe. The trend towards saving energy is also a key growth driver in our business. As a project-based DIY chain with great competence in terms of our product range and the advice we offer, we are optimally positioned vis-à-vis the competition. We expect HORNBACH to continue to outperform the overall DIY market by a clear margin in the second half of 2008/2009 as well."

The Chairman of the Board of Management affirmed the forecast for the overall 2008/2009 financial year. Both the overall HORNBACH HOLDING AG Group and the HORNBACH-Baumarkt-AG subgroup would achieve net sales growth in a medium single-digit percentage range. The companies' operating earnings (EBIT) would rise "far more rapidly than sales", in each case exceeding the figures for the 2006/2007 financial year (€ 119m at the overall Group and € 96m at the subgroup).

## Key Figures for 2nd Quarter and Half-Year 2008/2009

| Key Figures HORNBACH HOLDING AG Group (in € million, unless otherwise stated) | 2nd Quarter 2008/2009 | 2nd Quarter 2007/2008 | Change in % | 1st Half 2008/2009 | 1st Half 2007/2008 | Change in % |
|---|---|---|---|---|---|---|
| **Net sales** | **747.7** | **696.5** | **7.4** | **1,525.5** | **1,429.2** | **6.7** |
| of which in other European countries | 290.1 | 255.5 | 13.5 | 584.7 | 516.2 | 13.3 |
| Gross margin as % of net sales | 35.6% | 35.6% | | 35.9% | 35.8% | |
| EBITDA | 92.8 | 65.6 | 41.4 | 176.8 | 123.6 | 43.0 |
| **EBIT** | **75.1** | **47.4** | **58.2** | **141.9** | **86.2** | **64.6** |
| Consolidated earnings before taxes | 66.3 | 39.1 | 69.5 | 124.8 | 69.8 | 78.9 |
| Consolidated net income * | 49.8 | 39.9 | 24.8 | 95.7 | 61.4 | 55.9 |
| Earnings per preference share in € | 4.92 | 4.12 | 19.4 | 9.76 | 6.27 | 55.7 |
| Investments | 25.8 | 49.6 | -48.0 | 61.0 | 118.4 | -48.5 |

* pursuant to IFRS including minority interests.

| Misc. Key Figures of the HORNBACH HOLDING AG Group (in € million, unless otherwise stated) | August 31, 2008 | February 29, 2008 | Change in % |
|---|---|---|---|
| Total assets | 2,058.4 | 1,902.0 | 8.2 |
| Shareholders' equity | 776.6 | 687.6 | 12.9 |
| Shareholders' equity as % of total assets | 37.7% | 36.1% | |
| Number of employees | 12,998 | 12,710 | 2.3 |

| Key Figures HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated) | 2nd Quarter 2008/2009 | 2nd Quarter 2007/2008 | Change in % | 1st Half 2008/2009 | 1st Half 2007/2008 | Change in % |
|---|---|---|---|---|---|---|
| **Net sales** | **699.8** | **653.3** | **7.1** | **1,439.0** | **1,349.3** | **6.7** |
| of which in other European countries | 290.0 | 255.5 | 13.5 | 584.6 | 516.2 | 13.3 |
| Like-for-like sales growth | 2.4% | -1.1% | | 1.9% | 1.8% | |
| Gross margin as % of net sales | 36.4% | 36.3% | | 36.6% | 36.4% | |
| EBITDA | 79.8 | 54.7 | 45.9 | 142.1 | 103.3 | 37.5 |
| **EBIT** | **65.9** | **39.8** | **65.6** | **114.4** | **72.2** | **58.3** |
| Consolidated earnings before taxes | 61.8 | 34.6 | 78.6 | 105.4 | 61.9 | 70.3 |
| Consolidated net income | 47.1 | 32.2 | 46.3 | 78.9 | 51.7 | 52.4 |
| Earnings per share in € | 3.00 | 2.07 | 44.9 | 5.03 | 3.32 | 51.5 |
| Investments | 20.1 | 33.9 | -40.7 | 32.9 | 57.2 | -42.5 |

| Misc. Key Figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated) | August 31, 2008 | February 29, 2008 | Change in % |
|---|---|---|---|
| Total assets | 1,465.2 | 1,350.9 | 8.5 |
| Shareholders' equity | 584.9 | 515.7 | 13.4 |
| Shareholders' equity as % of total assets | 39.9% | 38.2% | |
| Number of stores | 127 | 125 | 1.6 |
| Sales area in 000 m² (based on BHB) | 1,417 | 1,385 | 2.3 |
| Average store size in m² | 11,160 | 11,079 | 0.7 |
| Number of employees | 12,392 | 12,110 | 2.3 |

Rounding up or down may lead to discrepancies between totals. Calculation of percentage figures based on € 000s.

## ***About HORNBACH***

*The HORNBACH Group is one of Europe's largest operators of DIY megastores with garden centers. In addition to the largest operating subgroup, HORNBACH-Baumarkt-AG (DIY megastores with garden centers), the overall HORNBACH HOLDING AG Group also comprises the subgroups HORNBACH Baustoff Union GmbH (regional builders' merchant and construction materials business) and HORNBACH Immobilien AG (real estate and location development). The HORNBACH DIY megastores with garden centers have an average size of more than 11,000 square meters, a figure unmatched by any other competitor in Europe.*

*The HORNBACH Group generated sales of more than € 2.6 billion in the past 2007/2008 financial year (March 1, 2007 to February 29, 2008). This is equivalent to growth of 2.9 % on the previous year. The company's market share in Germany rose during the financial year from 8.1 % to 8.3 %. The 34 international stores contributed almost 40 % of total DIY store sales.*

*Founded in 1877, the family-run company, which has its roots in the Palatinate region, was first publicly listed in 1987. HORNBACH currently operates 127 DIY megastores with garden centers in nine countries, of which 91 stores are in Germany and eleven in Austria. The other countries are the Netherlands, the Czech Republic, Switzerland, Sweden, Slovakia, Luxembourg and, since June 2007, Rumania.*

*HORNBACH's sales concept and product range are entirely tailored to the needs of project and professional customers. HORNBACH guarantees its customers permanently low prices and is thus the price leader in the sector. The high quality of advice and excellent service provided by the company have been attested in numerous independent tests and studies. HORNBACH was awarded the German Retail Prize in 2006 for the management achievement of the year. Last year, Otmar Hornbach, pioneer and founder of the DIY company, received the top prize awarded by the Federal Association of German DIY, Home Improvement and Specialist Garden Stores (BHB) – the "Life Time Award" – for his life's achievement.*

*Pioneering achievements, such as the first combined DIY store with a garden center (1968), the first megastore (1980) and the first DIY store with a drive-in facility (2003), provide proof of HORNBACH's ongoing innovative power. Since 2001, a strategic partnership has been in place with the British retail group Kingfisher. HORNBACH has acted as a "job machine" for decades, with almost 13,000 individuals now employed at the Group.*

# INTERIM REPORT

## HORNBACH-BAUMARKT-AG GROUP

# FIRST HALF 2008/2009

## (MARCH 1 – AUGUST 31, 2008)

HORNBACH

Es gibt immer was zu tun.

# HORNBACH-BAUMARKT-AG Group

# Half-Year Financial Report 2008/2009 (March 1 – August 31, 2008)

- Expansion: two new HORNBACH locations in Rumania and Sweden
- Consolidated sales rise 6.7% to € 1,439 million in first six months – like-for-like growth of 1.9%
- HORNBACH steps up pace of growth in Germany – and extends lead over DIY competitors
- Earnings show markedly disproportionate growth – half-year EBIT up 58% to € 114 million

In line with expectations, the HORNBACH-Baumarkt-AG Group significantly boosted its earnings power in the first six months of its financial year (March 1 to August 31, 2008) compared with the previous year. Notwithstanding the slowdown in the European economy, first-half consolidated sales rose by 6.7% to € 1,439.0 million (previous year: € 1,349.3m). The international share of sales grew from 38.3% to 40.6%. The sales performance in Germany was especially pleasing. Following growth of 0.6% in the first quarter, like-for-like sales in Germany rose by 2.8% in the second quarter, thus showing even more dynamic growth than in other European countries. Thanks to its consistent focus on building and renovation projects, backed up by professional advice, HORNBACH has thus outperformed the German DIY sector by a clear margin once again. At the Group as a whole, like-for like sales increased by 2.4% in the second quarter and by 1.9% in the first half. Very pleasing developments were shown by key earnings figures in the reporting period March to August 2008. This was chiefly due to like-for-like sales growth in Germany and abroad, coupled with a slight increase in the gross margin and improved store cost effectiveness. Alongside the increased earnings power in the DIY store segment, the rise in the Group's profit was also driven by substantial earnings growth in the real estate segment due to a sale and leaseback transaction and the disposal of a piece of land not required for operations (plus € 14.6m). Half-year operating earnings (EBIT) improved by 58.3% to € 114.4 million (previous year: € 72.2m). Net income for the period is reported at € 78.9 million (previous year: € 51.7m).

| Key Figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated) | 2nd Quarter 2008/2009 | 2nd Quarter 2007/2008 | Change in % | 1st Half 2008/2009 | 1st Half 2007/2008 | Change in % |
|---|---|---|---|---|---|---|
| **Net sales** | **699.8** | **653.3** | **7.1** | **1,439.0** | **1,349.3** | **6.7** |
| of which in other European countries | 290.0 | 255.5 | 13.5 | 584.6 | 516.2 | 13.3 |
| Like-for-like sales growth | 2.4% | -1.1% | | 1.9% | 1.8% | |
| Gross margin as % of net sales | 36.4% | 36.3% | | 36.6% | 36.4% | |
| EBITDA | 79.8 | 54.7 | 45.9 | 142.1 | 103.3 | 37.5 |
| **EBIT** | **65.9** | **39.8** | **65.6** | **114.4** | **72.2** | **58.3** |
| Consolidated earnings before taxes | 61.8 | 34.6 | 78.6 | 105.4 | 61.9 | 70.3 |
| Consolidated net income | 47.1 | 32.2 | 46.3 | 78.9 | 51.7 | 52.4 |
| Earnings per share in € | 3.00 | 2.07 | 44.9 | 5.03 | 3.32 | 51.5 |
| Investments | 20.1 | 33.9 | -40.7 | 32.9 | 57.2 | -42.5 |

| Misc. Key Figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated) | August 31, 2008 | February 29, 2008 | Change in % |
|---|---|---|---|
| Total assets | 1,465.2 | 1,350.9 | 8.5 |
| Shareholders' equity | 584.9 | 515.7 | 13.4 |
| Shareholders' equity as % of total assets | 39.9% | 38.2% | |
| Number of stores | 127 | 125 | 1.6 |
| Sales area in 000 m² (based on BHB) | 1,417 | 1,385 | 2.3 |
| Average store size in m² | 11,160 | 11,079 | 0.7 |
| Number of employees | 12,392 | 12,110 | 2.3 |

Rounding up or down may lead to discrepancies between totals. Calculation of percentage figures based on € 000s.

# Group Interim Management Report

## Macroeconomic Framework and Sector Performance

The macroeconomic framework deteriorated during the period under report (March 1 to August 31, 2008). In particular, the ongoing high level of inflation resulting from the sharp rise in commodity, energy and food prices represented a tangible burden on the global economy in the spring of 2008. Not only that, economic growth was also slowed by developments on the US real estate market and in a number of European countries. Moreover, in the wake of the global financial crisis, international capital markets remained unstable, thus increasing uncertainty among market participants as to future economic developments.

According to the European Central Bank (ECB), the euro area economy found itself most recently in an "episode of weak economic activity" characterized on the one hand by high commodity prices, which strained confidence in the economy and private consumer demand. At 4.0%, the annualized inflation rate reached its highest level in June and July 2008 since the introduction of the euro and was twice the level tolerated by the ECB. Private household consumer spending in the euro area decreased by 0.2% in the second calendar quarter of 2008 compared with the first quarter. On the other hand, capital spending slowed markedly, dropping to minus 1.2% in the second quarter following growth of 1.5% in the period from January to March 2008, a development not improved by the ECB's restrictive interest rate policy. The gross domestic product (GDP) of the euro area fell by 0.2% in the second quarter of 2008, having still risen by 0.7% in the preceding quarter. This decline in economic output was on the one hand largely due to the technical correction expected in the wake of high construction output volumes in Northern Europe during the winter on account of mild weather conditions, as well as the sharp rise in industrial production in Germany at the beginning of 2008. On the other hand, statistics for the euro area as a whole were depressed by the marked downturn in German GDP in real terms in the second calendar quarter.

As reported by the Federal Statistics Office, German GDP was 0.5% lower in real terms in the period April to June 2008 than in the first three months of the year. Economic output had still risen by 1.3% in the first quarter of 2008. This development was mainly due to falling volumes of gross fixed capital formation (minus 1.9% compared with the preceding quarter) and by private consumer spending, which slipped further from minus 0.4% in the first quarter to minus 0.7% in the second quarter of 2008. Having said this, following adjustment for calendar-related factors, economic output in the second quarter of 2008 was still 1.7% ahead of output in the same period in the previous year, compared with an equivalent figure of 2.6% one quarter earlier. The German Bundesbank could therefore not recognize any fundamental deterioration in the overall situation or erosion of the resilience gained by the German economy over the years. The labor market remained relatively robust. Employment totals continued to rise in Germany in the second quarter of 2008, albeit at a notably slower rate. The constellation of risks has nevertheless become more concentrated, meaning that the economy can be expected to step down a gear as the year progresses. More than anything, this is due to continuing high levels of inflation driven by the rise in energy prices. The German consumer price index rose year-on-year by 3.1% in August 2008, following 3.3% in July 2008. This inhibits consumers' propensity to spend and saps domestic demand. The Gfk consumer confidence index reached a five-year low in August. Against this backdrop, German retail sales dropped by 0.5% in real terms in the period January to July 2008.

The lull in consumer demand also clearly left its mark on the DIY store sector. According to the Federal Association of German Home Improvement, DIY and Specialist Garden Stores (BHB), gross sales fell by 2.2% in Germany in the first half of the calendar year. Following adjustment for the impact of stores newly opened or closed, gross revenues declined by 3.7% over the same period. It should be noted that the sector had to contend with considerably poorer weather conditions in January to April 2008 than one year earlier. Following the drastic decline in building permits issued for detached and semi-detached houses by more than a third in 2007, the foundering housing construction industry failed to provide any momentum in the current year. Sales growth on a potentially record-breaking scale in May (plus 19% prior to adjustment) was insufficient to enable the sector to escape the deterioration in the overall consumer climate.

# Earnings, Financial and Asset Situation *

## Development in HORNBACH's store network

We maintained our international expansion by opening two new HORNBACH DIY megastores with garden centers in the second quarter of 2008/2009. In mid-July 2008, we opened our first location in the Swedish capital, Stockholm (Botkyrka), thus enlarging our store network in Sweden to three DIY megastores with garden centers with total sales areas of just under 46,000 m². We also opened the second HORNBACH store in Bucharest, Rumania, in July. This has a sales area of around 15,000 m². Including these two newly opened stores, we were operating 127 retail outlets across the Group as of August 31, 2008 (February 29, 2008: 125), with 91 stores with a total surface area of around 956,000 m² in Germany and 36 stores with a total surface area of almost 462,000 m² in other European countries. The sales areas of the HORNBACH-Baumarkt-AG Group totaled around 1,417,000 m² as of August 31, 2008. The HORNBACH DIY megastores with garden centers have an average size of almost 11,200 m².

## Sales performance

Net sales at the HORNBACH-Baumarkt-AG Group rose by 7.1% to € 699.8 million (previous year: € 653.3m) in the second quarter of 2008/2009 (June 1 to August 31, 2008), following growth of 6.2% in the first quarter. Cumulative sales for the first half of 2008/2009 (March 1 to August 31, 2008) therefore grew by 6.7% to € 1,439.0 million (previous year: € 1,349.3m).

Like-for-like sales gained further momentum in the second quarter compared with the preceding quarter. The Group posted growth of 2.4% in this key figure (previous year: minus 1.1%), up from 1.5% in the first quarter of 2008. On a cumulative basis, like-for-like sales improved by 1.9% in the first six months. Our HORNBACH DIY megastores with garden centers in Germany contributed disproportionately to this development in the second quarter. These stores effectively countered the negative sector trend in Germany and regained considerable ground once again following downturns in the same period in the previous year. Our locations outside Germany managed to surpass the high level of sales already achieved in the previous year.

### o Germany

HORNBACH has succeeded in escaping the effects of the difficult economic framework and negative sector trend in Germany. Second-quarter sales at the 91 HORNBACH outlets in Germany rose by 3.0% to € 409.8 million (previous year: € 397.8m). The rate of growth therefore picked up from 2.2% at the end of the first three months to 2.6% in the first half as a whole. The German stores' share of consolidated sales declined from 62% to 59%, as the international business generated higher sales growth due to the expansion. Considering the difficult climate in the German retail sector, which in 2008 continued to be marked by subdued consumer spending due to inflation, our German business posted a very pleasing performance in the period under report. The lull in customer activity during the European Football Championships in June was followed by significant like-for-like sales growth in July and August. For the second quarter as a whole, we generated like-for-like sales growth of 2.8%, while the equivalent rate for March to May 2008 still only amounted to 0.6%. At the end of the first six months, like-for-like sales growth amounted to 1.7%. We further extended our lead over the competition compared with the preceding quarter. Based on data released by the BHB sector association, HORNBACH outperformed the German sector by a monthly average of around five percentage points in the reporting period from March to August 2008. In the light of the current climate, with a progressive deterioration in consumer confidence due to the further year-on-year increase in inflation and the decline in macroeconomic and personal income expectations, this can be viewed as underlining the great success of HORNBACH's concept.

By focusing on product range quality and professional advice for all construction and DIY projects, we were able to significantly boost customer demand in the second quarter of 2008/2009. This was also supported by our marketing activities, which enabled us to communicate the key role played by high-quality advice, especially in larger-scale renovation and building projects, to consumers even more clearly than in the past. We see our approach as being confirmed by a representative Forsa survey commissioned by our company. This found that advice from competent personnel and high-quality goods played a decisive role for three quarters of the customers surveyed in their assessment of DIY stores. Also important, albeit to a lesser extent, are a large product range and easy accessibility, which were highly relevant for 47% and 45% of those surveyed respectively. The pollsters were surprised to find that only 38% of those surveyed saw low prices as being very important.

* Unless otherwise stated, periods relating to HORNBACH are based on the financial year (March – February), not on the calendar year.

## o Other European countries

By building on the same strategy and a uniform retail format, HORNBACH has steered a successful growth course in other European countries as well. In the second quarter of 2008/2009, international sales, including sales at the two newly opened stores, rose by 13.5% to € 290.0 million (previous year: € 255.5m). In the first half, sales in the eight countries outside Germany grew by 13.3% to € 584.6 million (previous year: € 516.2m). The newly opened locations in Stockholm and Bucharest have reported a highly successful start to operations, showing the way forward for the Group's further expansion in Europe. The international share of consolidated sales passed the 40% mark for the first time, reaching 40.6% (previous year: 38.3%).

We achieved further improvements in like-for-like sales, even though these had already attained very high levels in the equivalent period in the previous year. Our international HORNBACH locations posted like-for-like sales growth of 1.7% in the second quarter of 2008/2009 (previous year: 4.5%) and of 2.3% cumulatively for the first half of the financial year (previous year: 7.3%).

## Earnings Performance

The key earnings figures of the HORNBACH-Baumarkt-AG Group showed very positive developments in the reporting period from March to August 2008 compared with the previous year. In the DIY store segment, this was largely due to like-for-like sales growth in Germany and abroad, coupled with a slight rise in the gross margin and improved store cost efficiency. Moreover, the rise in the Group's profit was also driven by earnings growth in the real estate segment in the wake of a sale and leaseback transaction and the disposal of a piece of land not required for operations.

Earnings before interest, taxes, depreciation and amortization (EBITDA) grew by 45.9% to € 79.8 million in the second quarter of 2008/2009 (previous year: € 54.7m), while operating earnings (EBIT) rose by 65.6% to € 65.9 million (previous year: € 39.8m). Consolidated earnings before taxes surged by 78.6% to € 61.8 million (previous year: € 34.6m). Net income for the period grew by 46.3% to € 47.1 million (€ 32.2m) in the second quarter.

In line with expectations, the key earnings figures for the first six months of the current financial year are substantially up on the previous year's figures. EBITDA increased from € 103.3 million to € 142.1 million, an improvement of 37.5%. EBIT rose by 58.3% to € 114.4 million (previous year: € 72.2m), while consolidated earnings before taxes shot up by 70.3% to € 105.4 million (€ 61.9m). Basic earnings per share improved in the first half of the financial year from € 3.32 to € 5.03.

This earnings growth was partly due to the gross margin. As a percentage of sales, the gross profit moved upwards from 36.4% to 36.6% in the first half of the year. This was largely the result of changes in the product mix, i.e. of an increased share of sales attributable to high-margin product ranges, as well as of a slight increase in retail prices.

Selling and store expenses, which are reported at € 380.2 million for the first half of 2008/2009 (previous year: € 369.8m), have declined notably as a proportion of sales. Thanks in particular to lower advertising and general and operating expenses compared with the previous year, the store expense ratio improved from 27.4% auf 26.4%, also benefiting from a slightly better personnel expense ratio. At € 4.4 million, pre-opening expenses were at virtually the same level as in the previous year (€ 4.3m), leading the pre-opening expense ratio to remain unchanged at 0.3% of net sales. The administration expense ratio fell slightly from 3.8% to 3.7%. Operating earnings also benefited from the improvement in net financial expenses by € 1.4 million. This was chiefly attributable to higher interest income and lower interest expenses following the repayment of financial debt.

Other income and expenses, which jumped from € 6.2 million to € 26.2 million, made a substantial contribution to earnings in the first six months. This increase was mainly driven by an improvement in non-operating earnings in the real estate sector. In the second quarter of 2008/2009, the disposal of a DIY store property by way of a sale and leaseback transaction and the sale of a piece of land not required for operations generated accounting profits of € 14.6 million. This positive figure contrasts with the net non-operating charge on earnings of € 3.7 million reported for the equivalent period in the previous year (March to August 2007). This had mainly been caused by provisions stated for the loss expected on planned real estate disposals and retirement losses on a discontinued investment project. Adjusted to account for these one-off non-operating items of € 14.6 million (previous year:

minus € 3.7m), we raised our operating earnings (EBIT) by 31.3% in the first half of 2008/2009 and thus significantly boosted the operating earnings power of the HORNBACH-Baumarkt-AG Group compared with the previous year.

### Financial and asset situation

At € 32.9 million, the investments made in the first six months of the current 2008/2009 financial year were significantly lower than the previous year's figure of € 57.2 million. This reduction was chiefly due to the higher number of new store openings in the equivalent period in the previous year (four, as against two in the period under report). Around 46% of the funds were channeled into land and buildings, with the rest being invested in plant and office equipment at new and existing stores, as well as in intangible assets (mainly IT software). Investments were financed in full from the cash flow from operating activities, which amounted to € 155.8 million (previous year: € 82.6m). Information concerning the financing and investment activities of HORNBACH-Baumarkt-AG can be found in the cash flow statement on Page 11.

Total assets grew to € 1,465.2 million as of August 31, 2008, an increase of 8.5% compared with the reporting date on February 29, 2008. This growth was mainly due to the substantial increase in cash and cash equivalents from € 167.1 million to € 273.3 million. Within current assets, receivables and other assets rose by € 33.9 million to € 76.7 million, while the "Non-current assets and disposal groups held for sale" item fell by € 14.1 million to € 43.7 million following the transactions in the real estate segment. Inventories were reduced by 3.8% to € 460.5 million. Non-current assets expanded by 1.1% to € 602.5 million, principally as a result of the increase in property, plant and equipment (plus € 7.4m).

Shareholders' equity as reported in the balance sheet rose to € 584.9 million as of August 31, 2008, an increase of 13.4%, or € 69.2 million, compared with the previous reporting date. As a result, the equity ratio improved from 38.2% to 39.9%. Non-current liabilities dropped off by 0.8% to € 484.9 million (February 29, 2008: € 488.9m). Current liabilities, by contrast, rose by 14.2%, or € 49.1 million, a development largely driven by increased other liabilities in connection with sales tax and higher provisions for taxes on income.

At € 174.8 million, the net financial liabilities of the HORNBACH-Baumarkt-AG Group as of August 31, 2008 have declined significantly compared with the equivalent figure of € 289.3 million as of February 29, 2008.

### Employees

At the reporting date on August 31, 2008, 12,392 individuals across Europe (February 29, 2008: 12,110) were in fixed employment at HORNBACH-Baumarkt-AG, or one of its subsidiaries (plus 2.3%). At 7,754, the number of employees in Germany dropped by 0.8% compared with the reporting date on February 29, 2008. It should be noted that, due to the boom in demand in spring 2007, personnel capacity was built up in a targeted manner, drawing largely on temporary employment contracts. These contracts have expired on schedule in subsequent months. In other European countries, by contrast, the workforce grew by 7.9% from 4,297 to 4,638 as a result of the Group's expansion.

## Risk Report

We provided a detailed presentation of the risks involved in our business activities on Pages 65 to 67 of the 2007/2008 Annual Report of the HORNBACH-Baumarkt-AG Group. Over and above the information provided in the Annual Report, there have been no major changes in the first half of 2008/2009 which could result in any new risk assessment for the second half of the year. Furthermore, no future risks to the continued existence of the HORNBACH-Baumarkt-AG Group have been identified on the basis of the information currently available.

# Events After the Balance Sheet Date

No events of material significance for the assessment of the earnings, financial and net asset position of HORNBACH-Baumarkt-AG or of the HORNBACH-Baumarkt-AG Group have taken place since the conclusion of the first half of the financial year on August 31, 2008.

# Outlook

## Opportunities

We reported extensively on the macroeconomic, sector-specific and strategic opportunities of relevance to the business activities of the HORNBACH-Baumarkt-AG Group on Pages 68 to 73 of our 2007/2008 Annual Report. Upon publication of this half-year financial report we would largely reaffirm this basic assessment of our medium to long-term development potential. Only with regard to the second half – up to the end of the financial year on February 28, 2009 – do we assess macroeconomic opportunities and the implications of the global financial crisis, which will affect the development in real-term income and thus in consumer behavior in Germany, less favorably than half a year ago.

In the forecast issued in mid-July 2008, the International Monetary Fund (IMF) assumed that the global economy would slow in the second half of the calendar year, but still expected positive forces to gain the upper hand once again in 2009. Confidence has taken a knock from the latest round of bad news from the USA in connection with the financial crisis. Having reached a preliminary peak with the quasi-nationalization of the largest US mortgage financer and of the American International Group (AIG), as well as the insolvency of the investment bank Lehman Brothers, this crisis would still seem to be far from over. Economic expectations in the fall of 2008 are surrounded by great uncertainty.

According to the EU Commission's Sentiment Index, business confidence fell to a five-year low in July 2008, a development which has also affected retail companies and consumer confidence. In early September, the European Central Bank reduced its economic forecast for the euro area. Compared with its June forecast, the bank cut back its average estimate for real-term GDP growth from 1.8% to 1.4%. At plus 1.2%, the forecast for 2009 was also down on the previous figure of 1.5%. In terms of inflation, by contrast, the ECB economists have raised their forecasts. Consumer prices are thus expected to be 3.5% higher on average this year than in 2007. The ECB saw this level of inflation, classified as "worrying", as resulting from past substantial rises in oil, energy and food prices. At the same time, however, the decline in oil prices seen since mid-July has removed some of the pressure on the inflation rate.

Based on assessments compiled by the Centre for European Economic Research (ZEW), bank economists and research institutes also expect the German economy to shift down a gear in future. Median forecasts still see real-term economic growth of 2.2% as being possible for 2008, although these figures were compiled too soon to account for the effects of the subsequent intensification in the financial crisis in mid-September. Private consumer spending, which in the year to date has still not yet recovered from the inflation shock, continues to provide inadequate momentum in spite of positive developments on the labor market. The average German household has suffered a deterioration in its real-term income situation. As a result, prospects remain rather dismal for the German retail sector in the second half of the calendar year as well. In July, the Association of German Retailers (HDE) reduced its forecast for 2008.Following a disappointing first half, the sector can thus now only expect to achieve sales growth of 1.5% for the year as a whole (previously plus 2%). Adjusted for the impact of inflation, this is equivalent to a reduction of around one percent.

In its half-year statement, the DIY sector association (BHB) was also more reserved concerning the development potential for the DIY sector through to the end of 2008 than was the case at the beginning of the year. Given the weak basis provided by the past year, the year-on-year shortfall in sales should reduce during the second half of the 2008 calendar year to such an extent that it may ultimately be possible to match the level of sales reported for 2007 as a whole. The BHB previously viewed nominal sales growth of 2% as still being achievable.

## Outlook for the Group

Regardless of the aforementioned deterioration in the macroeconomic framework, we see the overarching trends in the DIY and garden store sector outlined from Page 70 onwards of the 2007/2008 Annual Report, especially the backlog of work to be performed in the modernization and renovation market in Germany and other European countries and the topic of energy saving in buildings, as representing growth factors which will not lose in significance in the current stage of the economic cycle. As a project-based DIY store with a high degree of competence in terms of product range and quality of advice, we believe that we are optimally positioned in the market to tap the resultant sales potential. We therefore expect to outperform the overall DIY market by a clear margin once again in the second half of 2008/2009. In view of this, we largely uphold the outlook for the Group formulated on Pages 74 to 75 of the 2007/2008 Annual Report, as well as in the interim report for the first quarter of 2008/2009.

Accordingly, a total of up to five new DIY megastores with garden centers are scheduled to be opened by the end of the current financial year (reporting date on February 28, 2009), of which two had already been opened as of August 31, 2008. Consolidated sales are expected to show growth in a medium single-digit percentage range in the current 2008/2009 financial year. Both the German and the international businesses should make sustainable growth contributions. We expect to achieve sales growth at our German stores both in absolute terms and on a like-for-like basis compared with the weak basis provided by the previous year. We also expect to continue to outperform average growth rates in the sector. The HORNBACH stores in other European countries will maintain their successful course. The high level of sales achieved in previous years is to be increased still further, both in terms of like-for-like sales and by pressing ahead with the Group's international expansion.

Operating earnings (EBIT) for the current financial year (2008/2009) are expected to show markedly disproportionate growth compared with sales and to surpass the figure reported for the 2006/2007 financial year (€ 96m). We aim to achieve this on the one hand by enhancing the earnings power of our DIY store segment (core DIY business). On the other hand, we expect to see significant earnings growth in the real estate segment, largely as a result of the planned disposal of five HORNBACH DIY megastores with garden centers located outside Germany by way of sale and leaseback transactions. One transaction was already completed in the second quarter of 2008/2009 and four further transactions are expected to be executed in the third quarter of 2008/2009 (September 1 to November 30, 2008). The successful completion of the transactions still outstanding is expected to generate disposal gains of around € 20 million.

# INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF HORNBACH-BAUMARKT-AG

## Income Statement

| € million | 2nd Quarter 2008/2009 | 2nd Quarter 2007/2008 | Change in % | 1st Half 2008/2009 | 1st Half 2007/2008 | Change in % |
|---|---|---|---|---|---|---|
| Sales | 699.8 | 653.3 | 7.1 | 1,439.0 | 1,349.3 | 6.7 |
| Cost of goods sold | 445.0 | 416.4 | 6.9 | 913.1 | 858.4 | 6.4 |
| **Gross profit** | **254.8** | **236.9** | **7.6** | **526.0** | **490.9** | **7.2** |
| Selling and store expenses | 180.8 | 174.8 | 3.5 | 380.2 | 369.8 | 2.8 |
| Pre-opening expenses | 2.8 | 1.1 | 152.9 | 4.4 | 4.3 | 3.3 |
| General and administration expenses | 25.7 | 24.6 | 4.3 | 53.2 | 50.8 | 4.8 |
| Other income and expenses | 20.3 | 3.4 | 493.9 | 26.2 | 6.2 | 324.1 |
| **Operating earnings (EBIT)** | **65.9** | **39.8** | **65.6** | **114.4** | **72.2** | **58.3** |
| Financial income | 3.5 | 2.3 | 48.3 | 5.8 | 4.2 | 38.5 |
| Financial expenses | 7.6 | 7.5 | 0.5 | 14.8 | 14.6 | 1.4 |
| **Net financial expenses** | **-4.1** | **-5.2** | **-21.1** | **-9.0** | **-10.4** | **-13.6** |
| **Consolidated earnings before taxes** | **61.8** | **34.6** | **78.6** | **105.4** | **61.9** | **70.3** |
| Taxes on income | 14.7 | 2.4 | 510.2 | 26.5 | 10.1 | 161.8 |
| **Consolidated net income** | **47.1** | **32.2** | **46.3** | **78.9** | **51.7** | **52.4** |
| Basic earnings per share (in €) | 3.00 | 2.07 | 44.9 | 5.03 | 3.32 | 51.5 |
| Diluted earnings per share (in €) | 2.98 | 2.04 | 46.1 | 4.99 | 3.28 | 52.1 |

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

# INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF HORNBACH-BAUMARKT-AG

## Balance Sheet

| ASSETS | August 31, 2008 € million | % | February 29, 2008 € million | % |
|---|---|---|---|---|
| **Non-current assets** | **602.5** | **41.1** | **596.0** | **44.1** |
| Intangible assets | 21.2 | 1.4 | 22.8 | 1.7 |
| Property, plant and equipment | 543.4 | 37.1 | 536.0 | 39.7 |
| Investment property | 10.3 | 0.7 | 10.4 | 0.8 |
| Other non-current assets | 6.4 | 0.4 | 5.0 | 0.4 |
| Non-current income tax receivables | 9.0 | 0.6 | 8.8 | 0.7 |
| Deferred tax assets | 12.2 | 0.8 | 12.9 | 1.0 |
| **Current assets** | **862.7** | **58.9** | **755.0** | **55.9** |
| Inventories | 460.5 | 31.4 | 478.8 | 35.4 |
| Accounts receivable and other assets | 76.7 | 5.2 | 42.7 | 3.2 |
| Income tax receivables | 8.5 | 0.6 | 8.5 | 0.6 |
| Cash and cash equivalents | 273.3 | 18.7 | 167.1 | 12.4 |
| Non-current assets and disposal groups held for sale | 43.7 | 3.0 | 57.8 | 4.3 |
| **TOTAL ASSETS** | **1,465.2** | **100.0** | **1,350.9** | **100.0** |

| EQUITY AND LIABILITIES | August 31, 2008 € million | % | February 29, 2008 € million | % |
|---|---|---|---|---|
| **Shareholders' equity** | **584.9** | **39.9** | **515.7** | **38.2** |
| Share capital | 47.2 | 3.2 | 47.1 | 3.5 |
| Capital reserve | 139.9 | 9.6 | 138.9 | 10.3 |
| Retained earnings | 397.8 | 27.1 | 329.8 | 24.4 |
| **Non-current liabilities** | **484.9** | **33.1** | **488.9** | **36.2** |
| Long-term financial debt | 418.6 | 28.6 | 427.6 | 31.7 |
| Deferred tax liabilities | 42.5 | 2.9 | 42.4 | 3.1 |
| Other non-current liabilities | 23.8 | 1.6 | 18.9 | 1.4 |
| **Current liabilities** | **395.4** | **27.0** | **346.3** | **25.6** |
| Short-term financial debt | 29.5 | 2.0 | 28.8 | 2.1 |
| Accounts payable and other liabilities | 264.9 | 18.1 | 233.0 | 17.2 |
| Income tax provisions | 31.6 | 2.2 | 16.4 | 1.2 |
| Other provisions and accruals | 56.5 | 3.9 | 54.1 | 4.0 |
| Disposal group liabilities | 12.8 | 0.9 | 14.0 | 1.0 |
| **TOTAL EQUITY AND LIABILITIES** | **1,465.2** | **100.0** | **1,350.9** | **100.0** |

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

# Cash Flow Statement

| € million | 1st Half 2008/2009 | 1st Half 2007/2008 |
|---|---|---|
| **Consolidated net income** | **78,9** | **51,7** |
| Depreciation and amortization of non-current assets | 27,7 | 31,1 |
| Change in provisions | -0,4 | 1,8 |
| Profits/losses on disposals of non-current assets and of non-current assets held for sale | -14,7 | 1,8 |
| Change in inventories, accounts receivable and other assets | 10,0 | -31,0 |
| Change in accounts payable and other liabilities | 53,6 | 36,1 |
| Other non-cash income/expenses | 0,7 | -8,9 |
| **Cash flow from operating activities** | **155,8** | **82,6** |
| Proceeds from disposals of non-current assets and of non-current assets held for sale | 2,7 | 38,7 |
| Payments for investments in property, plant and equipment | -32,3 | -55,5 |
| Payments for investments in intangible assets | -0,6 | -1,7 |
| **Cash flow from investing activities** | **-30,2** | **-18,5** |
| Proceeds from capital increases | 1,1 | 4,3 |
| Payment of dividend | -13,6 | -13,5 |
| Repayment of long-term debt | -10,3 | -10,6 |
| Payments for group financing activities | 0,0 | -0,1 |
| Change in short-term debt | 3,1 | 0,3 |
| **Cash flow from financing activities** | **-19,7** | **-19,6** |
| Cash-effective change in cash and cash equivalents | 105,9 | 44,5 |
| Change in cash and cash equivalents due to changes in exchange rates | 0,3 | 0,2 |
| Cash and cash equivalents at March 1 | 167,1 | 193,0 |
| **Cash and cash equivalents at August 31** | **273,3** | **237,7** |

Rounding up or down may lead to discrepancies between totals.

The cash flow from operating activities was reduced by € 12.6 million on account of tax payments (previous year: € 8.2m) and by € 13.4 million on account of interest payments (previous year: € 15.6m) and increased by € 5.6m on account of interest received (previous year: € 4.2m).

The non-cash income/expenses item for the current year largely consists of deferred taxes.

# Statement of income and expenses recognized directly in equity

| € million | 1st Half 2008/2009 | 1st Half 2007/2008 |
|---|---|---|
| Valuation of derivative financial instruments | 2.8 | 1.7 |
| Exchange differences arising on the translation of foreign subsidiaries | 0.8 | 0.8 |
| Deferred taxes on gains and losses recognized directly in equity | -0.8 | -0.6 |
| **Net income recognized directly in equity** | **2.7** | **1.9** |
| Consolidated net income | 78.9 | 51.7 |
| **Total income and expenses recognized in the financial statements** | **81.6** | **53.6** |

Rounding up or down may lead to discrepancies between totals.

# INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF HORNBACH-BAUMARKT-AG

## Statement of Changes in Equity

| 1st Half 2007/2008<br>€ million | Share Capital | Capital Reserve | Hedging Reserve | Cumulative Currency Translation | Other Retained Earnings | Total Equity |
|---|---|---|---|---|---|---|
| **Balance at March 1, 2007** | **46,5** | **134,5** | **-0,5** | **3,3** | **287,0** | **470,8** |
| Consolidated net income | | | | | 51,7 | 51,7 |
| Valuation of derivative financial instruments, net after taxes | | | 1,1 | | | 1,1 |
| Currency translation | | | | 0,8 | | 0,8 |
| **Total income and expenses recognized in the financial statements** | | | **1,1** | **0,8** | **51,7** | **53,6** |
| Dividend distribution | | | | | -13,5 | -13,5 |
| Capital increase from share option plans | 0,5 | 4,0 | | | | 4,5 |
| Changes in scope of consolidation | | | | | -0,6 | -0,6 |
| **Balance at August 31, 2007** | **47,0** | **138,5** | **0,5** | **4,1** | **324,7** | **514,8** |

| 1st Half 2008/2009<br>€ million | Share Capital | Capital Reserve | Hedging Reserve | Cumulative Currency Translation | Other Retained Earnings | Total Equity |
|---|---|---|---|---|---|---|
| **Balance at March 1, 2007** | **47,1** | **138,9** | **-1,0** | **9,7** | **321,1** | **515,7** |
| Consolidated net income | | | | | 78,9 | 78,9 |
| Valuation of derivative financial instruments, net after taxes | | | 2,0 | | | 2,0 |
| Currency translation | | | | 0,8 | | 0,8 |
| **Total income and expenses recognized in the financial statements** | | | **2,0** | **0,8** | **78,9** | **81,6** |
| Dividend distribution | | | | | -13,6 | -13,6 |
| Capital increase from share option plans | 0,1 | 1,0 | | | 0,1 | 1,2 |
| **Balance at August 31, 2008** | **47,2** | **139,9** | **1,0** | **10,5** | **386,3** | **584,9** |

Rounding up or down may lead to discrepancies between totals. This table forms part of the notes.

# INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF HORNBACH-BAUMARKT-AG

## Notes to the Half-Year Financial Report as of August 31, 2008

### (1) Accounting principles

This group half-year financial report of HORNBACH-Baumarkt-AG and its subsidiaries as of August 31, 2008 has been compiled in accordance with Section 315a of the German Commercial Code (HGB) based on International Financial Reporting Standards (IFRS) in the form requiring mandatory application in the European Union.

The accounting principles applied in the compilation of this half-year financial report correspond to those applied in the consolidated financial statements as of February 29, 2008. The Group has made additional application of IAS 34 "Interim Financial Reporting". This half-year financial report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2007/2008 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report, unless any amendments are expressly indicated. Moreover, this interim report also complies with German Accounting Standard No. 16 (DRS 16) – Interim Reporting – of the German Accounting Standards Committee (DRSC e.V.). Based on a resolution adopted by the Annual General Meeting on July 10, 2008, the group auditor, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, was commissioned to perform an audit review of the interim financial statements of the HORNBACH-Baumarkt-AG Group.

The interpretations IFRIC 12 "Service Concession Arrangements", IFRIC 13 "Customer Loyalty Programmes" and IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" require application from the beginning of the 2008/2009 financial year. As these interpretations have not yet been adopted by the European Union, they have also not yet been applied in the consolidated financial statements for the first half year as of August 31, 2008. The first-time application of these interpretations is not expected to have any material impact on the consolidated financial statements. The implications of the standards and interpretations requiring mandatory application for the first time after the 2008/2009 financial year are currently under review.

### (2) Scope of consolidation

There were no changes in the scope of consolidation in the first half of 2008/2009.

### (3) Seasonal influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group generally reports a weaker business performance in the autumn and winter months than in the spring and summer months. These seasonal fluctuations are reflected in the figures for the first half of the financial year. The business performance in the first six months up to August 31, 2008 does not necessarily provide an accurate indication of the results for the financial year as a whole.

### (4) Other income and expenses

Other income and expenses are structured as follows:

| € million | 2nd Quarter 2008/2009 | 2nd Quarter 2007/2008 | Change in % |
|---|---|---|---|
| Other income | 22.2 | 12.5 | 77.0 |
| Other expenses | 1.9 | 9.1 | -79.7 |
| **Other income and expenses** | **20.3** | **3.4** | **493.9** |

| € million | 1st Half 2008/2009 | 1st Half 2007/2008 | Change in % |
|---|---|---|---|
| Other income | 31.3 | 20.7 | 51.3 |
| Other expenses | 5.1 | 14.5 | -64.6 |
| **Other income and expenses** | **26.2** | **6.2** | **324.1** |

Percentages calculated on basis of € 000s. Rounding up or down may lead to discrepancies between totals.

The other operating income for the first half of 2008/2009 consists of operating income of € 15.9 million (previous year: € 19.6m) and non-operating income of € 15.4 million (previous year: € 1.1m). Operating income primarily relates to income from advertising grants, income from exchange rate and payment differences, and income from allocations within the HORNBACH HOLDING AG Group. The non-operating income in the first half of 2008/2009 results from the disposal of DIY store property and of a piece of land not required for operations (€ 14.6m), as well as from the release of a provision for onerous contracts (€ 0.8m). The DIY store property was leased back on a long-term basis within the framework of an operating lease. There is a rental extension option following the expiry of the fixed-term basic rental period. The non-operating income reported in the previous year resulted from the write-up of two pieces of land on the basis of purchase agreements. The write-up related to the real estate segment.

Other operating expenses chiefly consist of exchange rate and currency differences, and losses incurred on the sale of non-current assets. The other expenses reported for the first half of the 2008/2009 financial year include non-operating expenses of € 0.7 million (previous year: € 4.9m). These consist of € 0.5 million in connection with the extraordinary write-down of a piece of land held for sale to the expected net disposal proceeds (previous year: € 0m) and of € 0.3 million from discontinued investment projects (€ 1.3m). The previous year's figure also includes extraordinary depreciation of € 1.3 million on buildings under construction, an addition of € 1.6 million to provisions for onerous contracts, and a loss of € 0.6 million on the sale of non-current assets. All non-operating expenses relate to the real estate segment.

## (5) Taxes on income

Taxes on income are structured as follows:

| € million | 2nd Quarter 2008/2009 | 2nd Quarter 2007/2008 | Change in % |
|---|---|---|---|
| Current tax expenses | 15.7 | 11.0 | 42.9 |
| Deferred taxes | -1.0 | -8.6 | -88.0 |
| **Taxes on income** | **14.7** | **2.4** | **510.2** |

| € million | 1st Half 2008/2009 | 1st Half 2007/2008 | Change in % |
|---|---|---|---|
| Current tax expenses | 26.6 | 18.3 | 45.1 |
| Deferred taxes | -0.1 | -8.2 | -99.1 |
| **Taxes on income** | **26.5** | **10.1** | **161.8** |

Percentages calculated on basis of € 000s.

In the first half of 2007/2008, the tax rate was reduced from around 38% to around 30% as a result of the 2008 Corporate Taxation Reform Act adopted by the Federal Council (*Bundesrat*) on July 6, 2007. The adjustment of the deferred tax assets and liabilities stated up to that date to the lower tax rate resulted in tax income of € 8.3 million in the first half of the previous year.

## (6) Earnings per share

Basic earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the income allocable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares outstanding.

**Earnings per share**

| | 2nd Quarter 2008/2009 | 2nd Quarter 2007/2008 |
|---|---|---|
| Weighted number of shares issued | 15,696,037 | 15,568,021 |
| Consolidated net income allocable to shareholders of HORNBACH-Baumarkt-AG (in € million) | 47.1 | 32.2 |
| Earnings per share (in €) | 3.00 | 2.07 |

| | 1st Half 2008/2009 | 1st Half 2007/2008 |
|---|---|---|
| Weighted number of shares issued | 15,696,037 | 15,568,021 |
| Consolidated net income allocable to shareholders of HORNBACH-Baumarkt-AG (in € million) | 78.9 | 51.7 |
| Earnings per share (in €) | 5.03 | 3.32 |

The share option plans mean that shares have arisen with a potentially diluting effect. The diluted earnings per share are calculated as follows:

**Diluted earnings per share**

| | 2nd Quarter 2008/2009 | 2nd Quarter 2007/2008 |
|---|---|---|
| Weighted number of shares issued including potential shares with a dilutive effect | 15,817,228 | 15,756,395 |
| Consolidated net income allocable to the shareholders of HORNBACH-Baumarkt-AG (in € million) | 47.1 | 32.2 |
| Earnings per share (in €) | 2.98 | 2.04 |

| | 1st Half 2008/2009 | 1st Half 2007/2008 |
|---|---|---|
| Weighted number of shares issued including potential shares with a dilutive effect | 15,817,228 | 15,756,395 |
| Consolidated net income allocable to the shareholders of HORNBACH-Baumarkt-AG (in € million) | 78.9 | 51.7 |
| Earnings per share (in €) | 4.99 | 3.28 |

## (7) Other disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 210.5 million at the end of the first half as of August 31, 2008 (previous year: € 197.2m).

Depreciation and amortization totaling € 27.7 million was undertaken on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first six months of the 2008/2009 financial year (previous year: € 31.1m).

## (8) Share capital

Within the framework of the 1999 share option plan at HORNBACH-Baumarkt-AG, a total of 45,545 subscription rights were exercised in accordance with the terms and conditions of the share option plan in the first half of the 2008/2009 financial year. As a result, the share capital increased by € 0.1 million. As of August 31, 2008, the share capital of HORNBACH-Baumarkt-AG amounted to € 47,191,695 and was divided into 15,730,565 shares.

## (9) Dividends

As proposed by the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG, following approval by the Annual General Meeting on July 10, 2008 a dividend of € 0.87 per share was distributed to shareholders for the 2007/2008 financial year.

## (10) Share option plans

Within the framework of the 2003 phantom stock plan at HORNBACH-Baumarkt-AG, a total of 7,040 share options were exercised in accordance with the terms and conditions of the share option plan during the exercise windows in the first half of the year.

## (11) Contingent liabilities and other financial obligations

These mainly involve rental, hiring, leasehold and leasing contracts for which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the assets thereby leased pursuant to IFRS regulations (Operating Lease). These rose by € 106.0 million (previous year: € 34.3m) from € 1,274.3 million (previous year: € 1,246.3m) to € 1,380.3 million (previous year: € 1,280.6m) in the first half of 2008/2009.

## (12) Relationships to closely related companies and persons

In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG also has direct or indirect relationships with associated companies when performing its customary business activities. These include the parent company, HORNBACH HOLDING AG, as well as its direct and indirect subsidiaries. Apart from the transactions undertaken in the usual course of business and reported in the annual financial statements, no major transactions were undertaken with closely related companies and persons during the first half of 2008/2009.

## (13) Events after the end of the quarter under report

On September 1, 2008, the Board of Management of HORNBACH-Baumarkt-AG resolved pursuant to Section 71 (1) No. 2 of the German Stock Corporation Act (AktG) to acquire up to 20,000 treasury stock shares. The shares are to be acquired for the (annual) issue of employee shares scheduled to take place at the end of 2008.

The repurchase of shares pursuant to this management board resolution is being undertaken in accordance with the safe harbor regulations set out in Section 20a (3) of the German Securities Trading Act (WpHG) in conjunction with Regulation (EC) No. 2273/2003 of the Commission dated December 22, 2003.

## (14) Segment reporting

| 1st Half 2008/2009 in € million<br>1st Half 2007/2008 in € million | DIY Stores | Real Estate | Miscellaneous and Consolidation | HORNBACH-Baumarkt-AG Group |
|---|---|---|---|---|
| **Segment sales** | **1,438.6** | **56.2** | **-55.8** | **1,439.0** |
| | 1,348.7 | 55.3 | -54.7 | 1,349.3 |
| Sales to third parties | 1,438.5 | 0.0 | 0.0 | 1,438.5 |
| | 1,348.6 | 0.0 | 0.0 | 1,348.6 |
| Sales to affiliated companies | 0.1 | 0.0 | 0.0 | 0.1 |
| | 0.1 | 0.0 | 0.0 | 0.1 |
| Rental income from affiliated companies | 0.0 | 55.8 | -55.8 | 0.0 |
| | 0.0 | 54.7 | -54.7 | 0.0 |
| Rental income from third parties | 0.0 | 0.4 | 0.0 | 0.4 |
| | 0.0 | 0.6 | 0.0 | 0.6 |
| **Segment result (EBIT)** | **89.9** | **31.9** | **-7.4** | **114.4** |
| | 67.1 | 13.1 | -8.0 | 72.2 |
| **Depreciation and amortization** | **18.9** | **4.9** | **3.9** | **27.7** |
| | 19.5 | 7.0 | 4.6 | 31.1 |
| **EBITDA** | **108.8** | **36.8** | **-3.5** | **142.1** |
| | 86.6 | 20.1 | -3.4 | 103.3 |

# Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Bornheim, September 22, 2008

The Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft

Steffen Hornbach Susanne Jäger Roland Pelka Jürgen Schröcker Manfred Valder

ANLAGE 8

# Review Report

To Hornbach-Baumarkt-Aktiengesellschaft, Bornheim (Landau/ Pfalz)

We have reviewed the condensed interim consolidated financial statements – comprising the balance sheet, income statement, cash flow statement, statement of recognized income and expenses and selected explanatory notes - and the interim group management report of Hornbach-Baumarkt-Aktiengesellschaft, Bornheim (Landau/ Pfalz), for the period from March 1 to August 31, 2008 which are part of the half year financial reports according to § 37 w WpHG [„Wertpapierhandelsgesetz": „German Securities Trading Act"]. The preparation of the condensed interim consolidated financial statements in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report which has been prepared in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports is the responsibility of the Company's management. Our responsibility is to issue a review report on these condensed interim consolidated financial statements and on the interim group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and additionally in accordance with the International Standard on Review Engagements, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE 2410). Those standards require that we plan and conduct the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material aspects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports.

Frankfurt am Main, September 22, 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

| | |
|---|---|
| Bertram | Kunisch |
| Wirtschaftsprüfer (Auditor) | Wirtschaftsprüfer (Auditor) |

# Financial Calendar

September 30, 2008 — Half-Year Financial Report as of August 31, 2008
December 23, 2008 — Interim Report as of November 30, 2008

# Contact


### Investor Relations
Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 -24 44
Fax: (+49) 0 63 48/ 60 -42 99
invest@hornbach.com

### Press/Public Relations
Dr. Ursula Dauth
67433 Neustadt a. d. Weinstrasse
Tel: (+49) 0 63 21/ 678 -93 21
Fax: (+49) 0 63 21/ 678 -93 00
presse@hornbach.com

**Internet:** www.hornbach-group.com


# DISCLAIMER

This half-year financial report contains forward-looking statements based on assumptions and estimates made by the Board of Management of HORNBACH. Statements referring to the future are always only valid at the time at which they are made. Although we assume that the expectations reflected in these forecast statements are realistic, the company can provide no guarantee that these expectations will also turn out to be accurate. The assumptions may involve risks and uncertainties which could result in actual results differing significantly from the forecast statements. The factors which could produce such variances include changes in the economic and business environment, particularly in respect of consumer behavior and the competitive environment in those retail markets of relevance for HORNBACH. Furthermore, they include a lack of acceptance of new sales formats or new product ranges, as well as changes to the corporate strategy. HORNBACH has no plans to update the forecast statements, neither does it accept any obligation to do so.

END